Mail Stop 4561

March 26, 2009

Mr. Stuart I. Greenwald
Secretary and Treasurer
First Hartford Corporation
149 Colonial Road
Manchester, CT 06040

      Re: **First Hartford Corporation**
              Form 10-K for fiscal year ended April 30, 2008
              Filed August 29, 2008
              Form 10-K/A for fiscal year ended April 30, 2008
              Filed March 18, 2009
              File No. 0-8862

Dear Mr. Greenwald:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief